SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of May, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.                  Description

Exhibit No. 1                AGM Statement released on 27 April, 2005
            2                Directorate Change released on 27 April, 2005
            3                Directorate Change released on 28 April, 2005
            4                Holding(s) in Company released on 04 May, 2005

Exhibit No.1
                      The Rank Group Plc ("Rank" or the "Group")
                              AGM Trading Statement
                          Update on Deluxe Separation

Summary
Overall, the Group's performance for the year-to-date is in-line with expectations. Good results from Hard Rock and Deluxe have off-set a muted performance in Gaming.

Gaming
Mecca Bingo's results are similar to last year. In the UK, admissions were down 4.5% and spend per head was up 5.4% in the period, resulting in overall turnover in-line with last year. In Spain, the bingo business continues to deliver steady growth, benefiting from an extra club which was added at the end of 2004.

Within Grosvenor Casinos, overall turnover is up 5%. The two London-upper casinos have seen a softer than expected start to the year with handle down 7% and a win percentage of just 13.5%. Elsewhere in London the Hard Rock casino in Leicester Square continues to perform strongly and the three mid-market London casinos have traded ahead of last year. Overall, turnover in the provinces was up 8%, with admissions up 23% and handle up 9%. This includes the contributions from the two new casinos at Bolton and Stoke-on-Trent which are performing well and are already profitable.

Blue Square has enjoyed strong revenue and customer growth in the period. While the Blue Square Poker room has yet to make a significant contribution, the Blue Square casino is proving particularly popular. However, a weak margin in sports betting has meant that overall, profit is behind last year.

Gambling Act
The new Gambling Act became law on 7 April 2005 and will provide significant opportunities for the Group's gaming businesses. The major changes include:
- doubling of the number of Category B gaming machines from 10 to 20 per casino and an increase in stakes and prizes on gaming machines to GBP2 and GBP4,000 respectively
- advertising for casinos
- removal of the 24-hour rule in casinos and bingo clubs
- introduction of jackpot prizes in bingo
- removal of the limit on the number of multiple bingo games offered
- removal of statutory limit on stakes and prize for bingo games

Whilst Rank is positive about the longer term benefit of the new Act on the Group's performance, there remains uncertainty regarding the exact timing and impact of each of these measures. As a consequence, the Group believes it is unlikely that there will be any material benefit in the current year.

Hard Rock
Hard Rock has performed well in the period. Within the owned cafes, like-for-like sales were up 0.5%, with food and beverage up 2.7% and merchandise down 3.9%. The recently opened cafes have continued to perform strongly so that total owned cafe sales were up 8% compared with the same period in 2004. Hotels and gaming activities have enjoyed a strong start to the year with the two Seminole hotels and casinos performing ahead of expectations. The new Hard Rock Hotel and Casino in Biloxi, Mississippi and the Hard Rock Hotel in Madrid are both on track to open during the second half of the year.

Deluxe
After the unusually low levels of footage in the fourth quarter of 2004, Deluxe Film has seen a return to more normal film volumes in North America, albeit with lower operating margins. This, together with a strong performance by the creative services businesses, has meant that Film has made good progress in the year-to-date. Titles produced during the period included Hitch, Robots, and Sahara. The film schedule for the rest of the year is encouraging with a number of major titles expected, including Star Wars - Episode III, Bewitched, Pink Panther and War of the Worlds.

In Deluxe Media, DVD manufacturing and distribution volumes are ahead of last year but VHS volumes have continued to decline. Overall, Media has performed better than expected, but will still incur the usual seasonal loss in the first half.

Deluxe Separation
The sale of Deluxe Media is progressing and we are engaged in discussions with a number of interested parties.

The Board remains convinced of the strategic merit in separating Deluxe Film from the rest of the Group and is continuing to work towards a solution which is in the best interests of all stakeholders. A number of alternative routes to separation remain under consideration. However, as stated before, the issues are complex and reaching an acceptable solution is likely to take some time. In the meantime, Rank remains committed to supporting Deluxe Film's leading position in film processing and distribution and developing the expanding creative services business.

Outlook
Overall, the Group has made a satisfactory start to the year. The Board remains confident that the Group's medium and long term prospects are strong.

Enquiries:
The Rank Group Plc                                         Tel: 020 7535 8031
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                                   Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

Exhibit No.2

                               The Rank Group Plc
                                Finance Director

Further to the announcement made on 14 March 2005, The Rank Group Plc announces that the effective date of Ian Dyson's resignation as a Director of the Company will be 24 June 2005.

The process to find his successor is continuing and a further announcement will made in due course.

Enquiries:
The Rank Group Plc                                     Tel: 020 7535 8031
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                               Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

Exhibit No.3
                                The Rank Group Plc
                     Resignation of Non-Executive Director

The Rank Group Plc ("Rank") announces that Peter Jarvis, a non-executive director since 1995, has resigned from the Board with effect from 27 April, 2005.

Alun Cathcart, Chairman of the Rank Group said "We are grateful for the valuable contribution Peter has made during his time with Rank and we wish him well in his retirement."

Enquiries:

The Rank Group Plc                                 Tel: 020 7706 1111
Charles Cormick, Company Secretary

Maitland Consultancy                               Tel: 020 7379 5151
Suzanne Bartch

Exhibit No.4

                            SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     THE CAPITAL GROUP COMPANIES, INC
     ON BEHALF OF ITS AFFILIATES, INCLUDING
     CAPITAL RESEARCH AND MANAGEMENT COMPANY


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

      NOTIFIABLE INTEREST OF COMPANY
      IN (2) ABOVE AND ITS SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     29 APR 2005

11)  Date company informed

     4 MAY 2005

12)  Total holding following this notification

      31,303,400 SHARES OF 10P EACH

13)  Total percentage holding of issued class following this notification

      5.02%

14)  Any additional information



15)  Name of contact and telephone number for queries

      CLARE DUFFILL
      TEL:  0207 535 8133


16) Name and signature of authorised company official responsible for making this notification


     Date of Notification ..4 MAY 2005......


Letter to The Rank Group Plc

Re:  Section 198 Notification

Clare Duffill:


          Enclosed is a Section 198 Notification dated 28 April 2005.

For the purposes of this Notification an outstanding share balance of 624,055,505 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current;


Letter from Capital Group Companies Inc.



                          SECTION 198 NOTIFICATION
                          Notification of Increase


This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, pursuant to
Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

   Share capital to which this relates:

      Ordinary Shares (624,055,505 shares outstanding)

   Number of shares in which the Companies have an interest:

      31,303,400

   Name(s) of registered holder(s):

      See Schedule B



As of 28 April 2005

The Rank Group Plc


                                                        Number of    Percent of
                                                           Shares   Outstanding

The Capital Group Companies, Inc. ("CG") holdings      31,303,400        5.016%

Holdings by CG Management Companies and Funds:

- Capital Research and Management Company              31,303,400        5.016%
- Capital Income Builder                               18,803,400        3.013%

                                    Schedule A



                 Schedule of holdings in The Rank Group Plc
                           As of 28 April 2005

                  Capital Research and Management Company

Registered Name                                      Local Shares

Chase Nominees Limited                                31,303,400

                                            TOTAL     31,303,400


                                   Schedule B

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  05 May, 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary